

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 8, 2010

By U.S. Mail and facsimile to 713-336-0855

Mrs. Jill R. Marlatt
Controller
Gateway Energy Corporation
1415 Louisiana Street
Suite 4100
Houston, TX 77002-7471

> **Re:** **Gateway Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 24, 2010**
> **File No. 0-06404**

Dear Mrs. Marlatt:

We have reviewed your supplemental response letter dated October 1, 2010 and have the following comments.

Form 10-K for the year ended December 31, 2009

Consolidated Statements of Operations, page F-4

1. We note your response to comment one of our letter dated September 20, 2010. We note you filed your fiscal 2009 Form 10-K on March 24, 2010, and at that time had only received the first installment of the note on September 30, 2009. It appears there were collectability issues regarding the note receivable as of December 31, 2009, and the ultimate realization of the gain you recorded on the Shipwreck Gathering System sale transaction was not reasonably assured. We do not concur with your accounting conclusion. Further, you continue to have collectability issues and are now attempting to sell the note receivable to third parties. Please revise your financial statements or advise us further why you are not required to do so.

<u>(8) Change in Estimate, page F-18</u>

2. We note your response to comment two of our letter dated September 20, 2010. It appears the 2007 verbal conversations you had with the dismantling companies did not ensure that the asset retirement obligation ("ARO") was calculated utilizing the fair value of costs to abandon. In this regard, care must be exercised to ensure assumptions are not arbitrarily determined. Your explanation that the increase in the ARO balance was a result of a change in estimate does not appear to be pervasive. It appears a due diligence issue existed in 2007 that was subsequently addressed in 2008 with the addition of the new Audit Committee members requesting a written estimate of the costs to dismantle your offshore platforms. Therefore, we remain unclear about the appropriateness of your conclusion that the adjustment made in 2008 was a change in estimate. It appears the costs associated with abandoning the facility were not appropriately reflected in your prior period financial statements and the adjustment made in 2008 appeared to be a correction of an error for prior period financial statements. Accordingly, please explain or revise your financial statements.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief